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ANNUAL AUDITED REPORT
FORM X-17A-5 MAR - 1 2004
PART III

SEC FILE NUMBER

8- 01-33382

40970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baxter Financial Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 424
(No. and Street)

Boca Raton   FL   33432
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald F. Rohe   561-395-2155
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coats and Associates, P.A.
(Name — if individual, state last, first, middle name)

5200 NW 33rd Avenue   Ft. Lauderdale   FL   33432
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2004

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, _____Ronald F. Rohe_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Baxter Financial Corporation_____, as of

_____December 31, 2003_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

no exceptions

_____

_____

_____

_____
Signature

Chief Operating Officer
Title

_____
Notary Public

KEITH A. EDELMAN
MY COMMISSION EXPIRES June 22, 2006
#DD 124797
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' · Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ⸗ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ⸗ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ⸗ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Baxter Financial Corporation

Financial Report

December 31, 2003

Baxter Financial Corporation
Financial Report

Table of Contents

Coats & Associates, P.A.

Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 218
Fort Lauderdale, FL 33060
954-731-0011

Jesse F. Coats, C.P.A.

Independent Auditor's Report

February 19, 2004

To the Board of Directors
Baxter Financial Corporation
Boca Raton, Florida

We have audited the accompanying balance sheet of Baxter Financial Corporation as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baxter Financial Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 6, and the statement on page 7, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rules 17a-5 and 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coats & Associates, P.A.

Baxter Financial Corporation
Balance Sheet
December 31, 2003

ASSETS

Current assets:

Cash	$	116,542
Fees Receivable		76,753
Prepaid Insurance		3,497
Total Current Assets		196,792

Other Assets:

Intangible Assets (Net of Accumulated amortization of $1,166,877)	173,448
NASD Stock	8,400
Deposits	6,959
Total Other Assets	188,807

Total Assets	$	385,599

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accounts Payable	$	3,279

Stockholder's Equity:

Common Stock-$.01 Par Value, 1000 Shares Authorized, 50 Shares Issued and Outstanding, and Additional Paid-in-Capital	382,320

Total Liabilities and Stockholder's Equity	$	385,599

See accompanying notes.   2


Baxter Financial Corporation
Statement of Income
For the year ended December 31, 2003


Income

Fees	$	892,108

Operating Expenses

Advertising & Promotion	4,104
Amortization	34,512
Depreciation	401
Insurance	28,616
Licenses & Taxes	995
Office Expenses	6,582
Payroll Taxes	24,959
Printing & Postage	19,388
Professional Fees	51,535
Rent	77,893
Salaries	435,833
Subscriptions	8,907
Telephone	14,316
Utilities	987
Travel & Entertainment	11,815
Total Operating Expenses	720,843
Income from Operations	171,265

Other Income (Loss)

Loss on Sale of Stock		(16,365)
Interest Income		870
		(15,495)
Net Income	$	155,770

Baxter Financial Corporation
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2003	$ 5	$ 606,028	$ (254,332)	$ 351,701
Net Income			155,770	155,770
Stockholder Distributions			(125,151)	(125,151)
Balance at December 31, 2003	$ 5	$ 606,028	$ (223,713)	$ 382,320

See accompanying notes.   4


Baxter Financial Corporation
Statement of Cash Flows
For the year ended December 31, 2003


Cash Flows Proviced by Operating Activities:

Cash Received From Customers	$	878,169
Cash Paid to Suppliers and Employees		(684,154)
Interest Income Received		870
Net Cash Provided by Operating Activities		194,885

Cash Flows Applied to Financing Activities:

Stockholder Distrubutions		(125,151)

Cash Flows From Investing Activities:

Net Proceeds From Sale of Stock		21,335
Net Increase in Cash		91,069
Cash at Beginning of Year		25,473
Cash at End of Year	$	116,542

Reconciliation of Net Income to Net Cash Provided
by Operating Activities:

Net Income	$	155,770
Depreciation and amortization		34,913
Loss on Sale of Stock		16,365
Decrease in Accounts Payable		3,728
Decrease in Accounts Receivable		(13,939)
Increase in Prepaid Expenses		(1,952)
Net Cash Provided by Operating Activities	$	194,885

See accompanying notes.   5

Baxter Financial Corporation
Schedule I-Reconciliation Of The Audited Computation
Of Net Capital To The Unaudited FOCUS Part II A
December 31, 2003

Ownership equity per audited financial statements	$ 382,320
Less non-allowable assets	218,701
Net capital per audited financial statements	$ 163,619
Net capital per unaudited FOCUS Part II A	$ 163,619

See accompanying notes.

The Company is exempt from the reserve requirements and information relating to the possession or control requirements under rule 15c3-3 paragraph k(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Baxter Financial Corporation".

See accompanying notes.

Note 1   Summary of Significant Accounting Policies

Nature of Business

Baxter Financial Corporation was incorporated on September 26, 1988, under the laws of the State of Florida. The corporation was organized to provide investment management and advisory services to registered investment companies and others.

Revenues

The Company provides investment advisory and administrative services (see Note 2) to Philadelphia Fund, Inc., and Eagle Growth Shares, Inc., for an annual fee. The fee, paid monthly, is based on the month-end net asset value of the funds.

Amortization

Intangible assets are amortized on a straight-line basis over 3 and 20 years. (See Note 3)

Depreciation

Office furniture and equipment is depreciated using accelerated methods over the estimated useful lives of 5 and 7 years.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on the Company's adjusted net income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2   Distribution Plan

The Philadelphia Fund, Inc. has adopted an amended distribution plan with the Company pursuant to Rule 12b-1 of the Investment Company Act of 1940, which permits the use of fund assets to pay for expenses of distributing shares of the fund. The plan provides that the fund may make payment to the Company in an amount not greater than ½ of 1% of the average net asset value of the fund calculated monthly. A component of the 12b-1 fee (1/4 of 1% of the fund's average net assets) may be used to pay for shareholder services, which includes advice and information regarding share accounts; applications; use of the prototype retirement plans of the fund; assistance with questions or problems regarding the fund's transfer agent as well as other information and services.

The remainder of the 12b-1 income may be used to pay brokers and dealers for distribution, advertising, registration, and promotional expenses associated with the sale of fund shares. For the year ended December 31, 2003, included in revenue is $108,329 associated with this distribution plan. (See Note 5)

Note 3   Intangible Assets

Intangible assets consist of the following:

	Cost	Amortization	Life
Investment advisory rights	$ 650,000	$ 486,146	20 Years
Covenant not to compete	650,000	650,000	3 Years
Organization costs	40,326	30,731	20 Years
	$ 1,340,326	$ 1,166,877	

Note 4   Operating Lease

The Company leases office space pursuant to an operating lease entered into in April 1990. The lease agreement has been extended and will terminate on November 30, 2004. Rent is paid monthly and includes the base rent, common area maintenance, and sales tax. The monthly rent and common area maintenance for the year ended December 31, 2003 was $ 73,397. Rent due in 2004 is $ 74,487.

Note 5   **Major Source Of Income**

The Company's sole stockholder and chief executive officer is also the president and director of the Philadelphia Fund, Inc. Income is derived pursuant to an Investment Advisory Agreement, which was entered into on January 1, 1989, and the Amended Distribution Plan (more fully described in Note 2). These agreements are subject to renewal on an annual basis by a majority vote of the Board of Directors of the Philadelphia Fund, Inc. The current agreements are in effect through March 31, 2004. For the year ended December 31, 2003, approximately 93% of revenues were attributed to the Philadelphia Fund, Inc.